Rule 424(b)(3)
                                                     Registration No. 333-126898


                                  ICEWEB, INC.


Supplement No. 1 dated February 27, 2005 to Prospectus dated February 10, 2006.


         The exercise price of the following common stock purchase warrants, all of which are held by Barron Partners LP, has been reduced to $1.00 per share. These warrants had an exercise price of $2.00 per share with respect to 2,000,000 shares of common stock, $4.80 per share, with respect to 1,250,000 shares, and $9.60 with respect to 1,250,000 shares. Since the date of the prospectus, none of these warrants have been exercised.